UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

COLEY PHARMACEUTICAL GROUP, INC.

(Name of Subject Company (Issuer))

CORVETTE ACQUISITION CORP.

(Offeror)

A Wholly Owned indirect Subsidiary of

PFIZER INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $ 0.01 par value
(Title of Class of Securities)

19388P106
(CUSIP Number of Class of Securities)

Margaret M. Foran, Esq.
Pfizer Inc.
235 East 42nd Street
New York, NY 10017
Phone (212) 573-2323
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Scott F. Smith, Esq.
Peter A. Schwartz, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
(212) 841-1056

Transaction Valuation(1)	CALCULATION OF FILING FEE	Amount of Filing Fee(2)

$247,516,336		$7599

(1)	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of a total of 30,939,542 shares of Coley common stock, based on (a) 26,741,697 shares (which represents the number of shares outstanding as of November 23, 2007, the most recent practicable date), (b) 2,524,076 shares subject to stock option grants and (c) 1,673,769 shares subject to outstanding warrants, at a purchase price of $8.00 per share.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for fiscal year 2008, issued September 28, 2007, by multiplying the transaction value by .0000307.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing

Amount Previously Paid: $7599 Form of Registration No.: Schedule TO	Filing Party: Pfizer Inc. Date Filed: November 30, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1
☐ Issuer tender offer subject to Rule 13e-4
☐ Going-private transaction subject to Rule 13e-3
☐ Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

AMENDMENT NO. 2 TO SCHEDULE TO

     This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on November 30, 2007, as amended (the “Schedule TO”) by Pfizer Inc. (“Pfizer”). This Schedule TO relates to the offer (the “Offer”) by Corvette Acquisition Corp., an indirect wholly-owned subsidiary of Pfizer (the “Purchaser”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (including shares subject to vesting or other restrictions, the “Shares”), of Coley Pharmaceutical Group, Inc., a Delaware corporation (“Coley”), at a purchase price of $8.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 30, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 11.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented as follows:

“Pfizer issued a press release on December 31, 2007, announcing that the Offer was successfully completed. Based on information provided by Computershare Trust Company, N.A., the depositary for the Offer, as of the expiration of the Offer at 12:00 midnight, New York City time, on December 28, 2007, stockholders of Coley had tendered into the Offer 24,050,054 Shares, including 661,444 Shares delivered pursuant to notices of guaranteed delivery, representing together with shares previously owned by the Purchaser approximately 92.2 percent of the outstanding Shares. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.

In accordance with the Merger Agreement, Pfizer now intends to effect a short-form merger. Pursuant to the Merger Agreement, each Share not accepted for payment in the Offer, other than those as to which holders exercise dissenters’ rights and those held by Pfizer or Coley or their respective subsidiaries, will be converted in the Merger into the right to receive $8.00 in cash, without interest and less any required withholding taxes. A copy of the press release is filed as Exhibit (a)(5)(E) hereto and incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

“(a)(5)(E) Press Release issued by Pfizer on December 31, 2007.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PFIZER INC.

By: /s/ David Reid Name: David Reid Title: Assistant Secretary

Date: December 31, 2007